

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2019

Jun Chen
Chief Executive Officer
ZYQC Group Holding Ltd
Zhongminshidai Square #12 Sungang RD
Luohu District, Shenzhen China 58100

>   **Re: ZYQC Group Holding Ltd**
>   **Form 10-12G**
>   **Filed October 16, 2019**
>   **File No. 000-56110**

Dear Mr. Chen:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G Filed October 16, 2019

Corporate History, page 2

1.   It appears from your description of your corporate history and from your exhibit index, which attempts to incorporate by referencea certificate of incorporation and bylaws that were filed under a different CIK number, that you believe you are the successor issuer to Tundra Gold Corp. Because you did not file your Form 10 under the Tundra Gold Corp. CIK number, please file copies of your certificate of incorporation and bylaws with your next amendment. In addition, please describe in your filing and file as exhibits any agreements documenting the transfer of interest from Tundra Gold Corp. to you, or tell us why that is not required. Finally, please disclose the consideration paid by Mr. Jun Chen to Mr. Ballard for the 52,000,000 shares of your common stock.

2.   We note your organization chart on page 4. Please revise the chart to include ZYQC Group Holdings Limited, explainwhy ZYQC International Group Holdings Limited appears twice, and reflect that ZYQC International Group Holdings Limited "is now a wholly owned subsidiary." In addition, please revise the chart to identify the country/state of incorporation of each entity.

Business Overview , page 5

3.   Please thoroughly revise this section to clarify and better describe the nature and status of your current operations. For example, we note your statement that you are "a new retail driven model of providing electric cars and other products." However, your financial statements disclose that your two sources of revenue are trading service facilitation and brand service. Please revise your business description to discuss these two services and the customers thereof. In addition, your financial statements indicate that your inventory consists of GPS units. Please revise your business description to discuss how you use GPS units. Further, we note your disclosure that you use AI, big data and an "automobile platform" in your business. Please revise your business description to discuss how you use these tools in your business. Please also explain what are "cooperative operation centers" and how you operate "more than 100" of them with only 36 employees. Please also provide us with the basis for your statement that you are the "first one in China to provide this disruptive new retail model," or revise to state that this is management's belief. Finally, please describe the specific business of each company in your organizational chart.

Business Overview, page 5

4.   On page 5 you disclose you provide electric cars, other products, and car repairs and maintenance. On page 15, you describe a car service technology sharing platform. Please revise to clearly describe your current and planned business operations, including the activities you undertake to earn revenue. Please also describe the 100 cooperative operation centers, including who owns and runs these centers, what these centers do, and what data continues to grow. Please also define O2O automobile sales.

Risks associated with doing business in China, page 8

5.   In an appropriately captioned subsection of this risk factor section, please disclose an investor's ability:

•   to effect service of process within the United States against any of your non-U.S. resident officers or directors;

•   to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against any of the above referenced non-U.S. resident officers or directors in the United States;

- to enforce in a Chinese court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign persons; and

- to bring an original action in a Chinese court to enforce liabilities based upon the U.S. federal securities laws against the above foreign persons.

Risk Factors

Risks associated with doing business in China

Foreign ownership of certain types of businesses...,, page 9

6. Please revise this risk factor to explain the ways in which your structure is consistent with industry practice and to describe the risks to investors if the PRC government disagrees that it complies with PRC licensing, registration or other regulatory requirements. In addition, please describe in your filing and file as exhibits any agreements that govern the relationships among the entities in your structure, or tell us why this is not required.

The OTC and share value, page 11

7. Please revise to state that presently the OTC Pink Sheets have place a "stop warning" on your company because you are not making material information public. Please explain the nature, significance and basis for this warning.

Item 2. Financial Information

MD&A

Results of Operations, page 16

8. Please revise to quantify factors to which changes are attributable and to provide a narrative discussion of the extent to which changes in results of your accounts are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Refer to Item 303(a)(3) of Regulation S-K.

Item 4. Security Ownership, page 23

9. The number of shares of common stock beneficially owned by listed stockholders does not total to the 305 million shares included in this table. Please revise as appropriate.

10. Please revise this section to include disclosure regarding the beneficial ownership of holders of 5% or more of your outstanding common stock. Refer to Item 4 of Form 10 and Item 403 of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 25

11. Please disclose the persons to whom and from whom Zhou Aiping and Liu Yaxuann made or received loans, as well as the basis on which they are related parties.

Financial Statements and Supplemantary Data, page 27

12. We note that you have provided the financial statements for ZYQC International Holding Group Limited. Please furnish the financial statements required by Regulation S-X for ZYQC Holding Group Limited.

Item 13. Financial Statements
Consolidated Balance Sheets, page 28

13. We note your disclosure in note 7 on page 38 that loans to a third party are due in October 2020 and January 2021. Therefore, it appears the $1,647,146 balance of loans to a third party on your balance sheet should be reclassified to non-current assets. Please revise as appropriate.

Statements of Operation and Comprehensive Loss, page 29

14. Please tell us why you incurred no costs for trading service facilitation revenue.

15. Please revise to disclose earnings per share data. Refer to S-X Rule 5-03(b)(25).

Statements of Changes in Shareholders' Equity, page 30

16. Please revise the description of the line item labeled capital injection here and on the statements of cash flows to more accurately describe the underlying nature of the transaction.

General, page 32

17. Please revise to include earnings per share disclosures required by ASC 260-10-50.

Note 2. Going Concern, page 32

18. You disclose the principal sources of liquidity have been cash provided by operating activities, however, we note from your statement of cash flows that you incurred negative cash flows from operations. Please revise as appropriate.

Notes to Financial Statements
Note 1. Description of Business and Organization, page 32

19. Please revise to include a description of the major products or services you sell or provide and your principal markets, including the locations of those markets. If you operate in more than one business, the disclosure also shall indicate the relative importance of your operations in each business and the basis for this determination—for example, assets, revenues, or earnings. Refer to ASC 275-10-50-2.

Note 3. Summaries of Significant Accounting Policies
h. Revenue Recognition, page 34

20.   We note your statement "The trading service facilitation revenue are derived principally from providing facilitation service to customers, the Company recognizes revenue upon the end customers obtained the vehicle certificates, when the Company fulfill the obligation." Please clarify the nature of the trade facilitation services you provide your customers. Additionally, please tell us what your performance obligation is with regard to these services.

21.   Please clarify nature of the brand services you provide your customers. Additionally, please tell us what your performance obligation is with regards to these services.

Note 6. Other Recievables, page 37

22.   We note your statement that "Advanced for customers represented advanced payment for customers for automobile trading services." Please disclose the nature and purpose of these advance payments made to customers. In addition, given that advances, which represent 96 percent of revenue for the year ended June 30, 2019, could be used by customers to pay for your products or services, please tell us how you concluded collectibility of substantially all of the consideration under contracts for which you recognized revenue was probable under ASC 606-10-25-1.

Item 13. Financial Statements and Supplementary Data
Note 7. Loans to a Third Party, page 38

23.   We note you have $1.6 million of loans to third parties. We also note that you waived the interest due on the notes. Please tell us the business purpose of these loans, how you benefit or are compensated for making the loans, and why you waived the interest.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry, Staff Accountant at 202-551-3389 or Lyn Shenk, Accounting Branch Chief at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Lilyanna Peyser, Special Counsel at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services